COMMENTS RECEIVED ON OCTOBER 17, 2011

FROM EDWARD BARTZ

FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC (File No. 811-21667)

Fidelity Floating Rate Central Fund
Fidelity High Income Central Fund I

AMENDMENT NO. 27

1. All funds

"Fund Summary" (Part A of the Registration Statement)

"Purchase and Sale of Shares"

"Shares of the fund are not offered to the public.

The price to buy one share of the fund is its net asset value per share (NAV). Your shares will be bought at the NAV next calculated after your order is received in proper form.

The price to sell one share of the fund is its NAV. Your shares will be sold at the NAV next calculated after your order is received in proper form.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

The fund has no minimum investment requirement."

C: The Staff requests that the first two paragraphs be removed, the third paragraph add information regarding redemption procedures, and the fourth paragraph be removed.

R: We believe the information in the first, second, and fourth paragraphs is consistent with the purchase and sale information required by Item 6(a) and (b). We believe the current level of detail in the third paragraph meets the Item 6(b) requirement to "briefly identify the procedures for redeeming shares," particularly given that the funds are offered for investment only to certain other mutual funds managed by FMR or an affiliate. Accordingly, we have not modified disclosure.

2. Fidelity Floating Rate Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"FMRC normally invests at least 80% of the fund's assets in floating rate loans and other floating rate securities. FMRC defines floating rate securities as floating rate loans, other floating rate debt securities, money market securities of all types, repurchase agreements, and shares of money market and short-term bond funds. Many floating rate loans are lower-quality. FMRC may invest in companies whose financial condition is troubled or uncertain and that may be involved in bankruptcy proceedings, reorganizations, or financial restructurings."

C: The Staff requested that "floating rate loans and other floating rate securities" be referred to as "junk bonds."

R: We are not aware of any requirement to use the term "junk bonds" in disclosure regarding "floating rate loans and other floating rate securities." It is our understanding that the Division's formal guidance on "junk bond" disclosure was rescinded as part of the general overhaul of Form N-1A in 1998. See footnote 214 to Investment Company Act Release No. 23064 (Mar. 13, 1998) (providing that generic comment letters will not apply to registration statements prepared on the amended Form). Further, we note that the term "floating rate securities" is defined in the paragraph at issue. Accordingly, we have not modified disclosure.

3. Fidelity Floating Rate Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"In addition to the principal investment strategies discussed above, FMRC may use various techniques, such as buying and selling futures contracts, swaps, and exchange traded funds, to increase or decrease the fund's exposure to changing security prices, interest rates, or other factors that affect security values. If FMRC's strategies do not work as intended, the fund may not achieve its objective."

C: The Staff questions whether the fund will use derivatives to meet the 80% test.

R: Though we understand that in appropriate circumstances derivatives may qualify for a fund's name test, at this time the fund does not intend to count derivatives for purposes of its 80% policy.

4. All funds

"Directors and Officers (Trustees and Officers)" (Part B of the Registration Statement)

"Experience, Skills, Attributes, and Qualifications of the Funds' Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing each fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the funds, is provided below."

C: The Staff asserts that the current disclosure in the Trustees and Officers section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the fund. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the fund.

5. All funds

"Directors and Officers (Trustees and Officers)" (Part B of the Registration Statement)

C: The Staff requests we include disclosure stating that all directorships for the past five years are currently disclosed.

R: We are aware that Item 17(a)(1) of Form N-1A requires, among other things, disclosure of the principal occupation for each director of a fund during the past 5 years, and that Item 17(b)(3)(ii) further provides as follows: "Unless disclosed in the table required by paragraph (a)(1) of this Item 17 or in response to paragraph (b)(3)(i) of this Item 17, indicate any directorships held during the past five years by each director in any company with a class of securities registered pursuant to section 12 of the Securities Exchange Act (15 U.S.C. 78l) or subject to the requirements of section 15(d) of the Securities Exchange Act (15 U.S.C. 78o(d)) or any company registered as an investment company under the Investment Company Act, and name the companies in which the directorships were held." We are aware of the need to respond to these requirements and have disclosed directorships held during the past five years. Neither Item 17(a)(1) nor Item 17(b)(3)(ii) requires the inclusion of the requested statement, and we do not believe such a statement would be helpful to shareholders. Moreover, we do not believe such disclosure is consistent with Instruction C.1 of Form N-1A, which provides that funds should avoid simply restating legal or regulatory requirements to which they are generally subject. Accordingly we have not modified the disclosure.

6. All funds

Tandy Representations (Part A and Part B of the Registration Statement)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.